Exhibit 99.1

Scotiabank announces Brian Porter's appointment as President

TORONTO, Oct. 31, 2012 /CNW/ - Scotiabank announces Brian Porter's appointment as President effective November 1.  Rick Waugh continues in his role as Chief Executive Officer with Brian Porter reporting to him as President.

Brian is currently Group Head, International Banking, and oversees all of the Bank's personal, small business and commercial banking operations in more than 55 countries outside of Canada. Brian was previously Scotiabank's Chief Risk Officer for five years.  He joined Scotiabank in 1981, and has held a variety of management positions, including wholesale, international personal and commercial banking and global risk management.

"I am extremely pleased to welcome Brian to the role of President.  He has had a distinguished and diversified career at Scotiabank and he brings the right amount of breadth and depth to the role," said Rick Waugh, President and CEO, Scotiabank.  "I look forward to working closely with Brian and the whole management team in the year ahead as we focus on bringing diverse solutions to our customers and delivering long-term and sustainable earnings growth to our shareholders."

"I am very excited to take on the role of President and have the opportunity to work directly with Rick Waugh and our whole management team in this capacity," said Brian Porter, Group Head, International Banking. "I have been privileged to work with a tremendously talented group of Scotiabankers across the organization throughout my career."

"The Board is very confident that Brian Porter's appointment positions Scotiabank well to continue to produce strong results and build on the straightforward and proven business model that has worked so well for customers, shareholders and employees," said John Mayberry, Chairman of the Board.

Mr. Waugh will have four direct reports including the President; Chief Operating Officer; Group Head of Global Human Resources and Communications; and, Group Head of Global Risk Management.  All four business lines - Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets - will report directly to the President.  Mr. Porter will have responsibility for working with the business lines to execute the Bank's five-point strategy with a focus on sustainable and profitable revenue growth.

Concurrently Dieter Jentsch has been appointed to succeed Brian Porter as Group Head, International Banking, effective November 1. Dieter is currently the Executive Vice President, Latin America, responsible for Scotiabank's Latin American operations and for overseeing the Spanish-speaking countries in the Caribbean and Central America.

Dieter has been with Scotiabank since 1983, and has held a number of progressively more senior positions including, Regional Senior Vice President, Domestic Branch Banking, Toronto Region;  Managing Director & Head, Scotia Private Client Group, Wealth Management; Senior Vice President, Canadian Commercial Banking; and as Executive Vice President, Commercial Banking, Canada.

Two other appointments are effective November 1.  Sue Graham Parker has been appointed to the position of Executive Vice President, Global Human Resources, reporting to Sylvia Chrominska, Group Head, Global Human Resources and Communications. Sue is currently Senior Vice President, Public, Corporate and Government Affairs and she has been with the Bank since 1979.

James McPhedran has been appointed Executive Vice President, Retail Distribution, Canadian Banking.  James is currently Senior Vice President, Sales and Service, Canadian Banking and he has been with Scotiabank since 1996.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 81,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets of $670 billion (as at July 31, 2012), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

Ann DeRabbie (416) 933-1344

CO: Scotiabank

CNW 09:00e 31-OCT-12